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                        LASERMEDIA COMMUNICATIONS CORP.

                                 PRESS RELEASE



                                        FOR IMMEDIATE RELEASE  Press Release #12
                                                  Toronto, Ontario July 20, 1998



                             LASERMEDIA AND SOFTECH


LaserMedia Communications Corp. (CDN: LMCD)
Issued and Outstanding - 13,222,040 Common Shares


Toronto, July 20, 1998, LaserMedia announces today that it has signed a loan agreement with Softech, an Ontario limited partnership. In the agreement LaserMedia will replace all monies due up to July 15, 1998 under the Supply and Reseller Agreement dated June 27, 1997.

The loan will be evidenced by a Convertible Promissory Note in the amount of $210,656.25 and may be converted at the option of the holder into fully paid common shares at the rate of $0.45 per share.

The loan was made in order to allow LaserMedia to use its working capital for carrying out its business plan.



LaserMedia's head office is located in Toronto, Ontario.

For further information, contact:
Peter Duncan or Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779

The information herein has not been approved or disapproved by regulatory authorities.